

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 10, 2009

Ms. Rita McKeown
Chief Financial Officer
Alliance HealthCard, Inc.
900 36th Avenue NW, Suite 105
Norma, OK 73072

> **Re: Alliance HealthCard, Inc.**
> **Amended Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed August 5, 2009**
> **Amended Forms 10-Q for Fiscal Quarters Ended**
> **   December 31, 2008 and March 31, 2009**
> **Filed August 5, 2009**
> **File No. 000-30099**

Dear Ms. McKeown:

We have reviewed your amended filings and have the following comments.
Where indicated, we think you should revise your documents in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
or may not raise additional comments. We welcome any questions you may have about
our comments or on any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended September 30, 2008

Exhibits 31.1, 31.2, 32.1 and 32.2

1.   We note that your Rule 13a-14(a) and Rule 13a-14(b) certifications are dated
     December 29, 2008. Please amend your Form 10-K to provide new certifications
     dated as of the date you file your amendment. See Rule 13a-14(a) and (b) and
     Rule 12b-15 of the Securities Exchange Act. We also note that your Rule 13a-
     14(a) certifications include references to your "annual" report and refer to internal
     controls over financial reporting in paragraph 5(b). Please refer to comment 12 in

our letter dated March 26, 2009 and provide certifications exactly as set forth in Regulation S-K Item 601(b)(31). Please note that you must file the entire amended Form 10-K with new certifications. For further information, please see Question 17 of the Sarbanes-Oxley Act of 2002 Frequently Asked Questions (revised on November 14, 2002), which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended December 31, 2008

Exhibits 31.1 and 31.2

2. We note that your Rule 13a-14(a) and Rule 13a-14(b) certifications are dated December 29, 2008. Please amend your Form 10-Q to provide new certifications dated as of the date you file your amendment. See Rule 13a-14(a) and (b) and Rule 12b-15 of the Securities Exchange Act. We also note that your certifications include references to your "quarterly" report and refer to internal controls over financial reporting in paragraph 5(b). Please refer to comment 13 in our letter dated March 26, 2009 and provide certifications exactly as set forth in Regulation S-K Item 601(b)(31). Please note that you must file the entire amended Form 10-Q with new certifications. See Question 17 of the Sarbanes-Oxley Act of 2002 Frequently Asked Questions issued on November 8, 2002 (revised November 14, 2002) which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2009

Exhibits 31.1 and 31.2

3. We note that your Rule 13a-14(a) and Rule 13a-14(b) certifications are dated May 5, 2009. Please amend your Form 10-Q to provide new certifications dated as of the date you file your amendment. See Rule 13a-14(a) and (b) and Rule 12b-15 of the Securities Exchange Act. Please note that you must file the entire amended Form 10-Q with new certifications. See Question 17 of the Sarbanes-Oxley Act of 2002 Frequently Asked Questions issued on November 8, 2002 (revised November 14, 2002) which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

*   *   *   *

As appropriate, please amend your Form 10-K and Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a

Ms. Rita McKeown
Alliance HealthCard, Inc.
August 10, 2009
Page 3

response. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions on the comments above please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Kathleen Krebs, Special Counsel, at (202) 551-3350.

Sincerely

/s Kathleen Krebs, for
Larry Spirgel
Assistant Director